Exhibit 99.10

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1
Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Harold WIENS
Date of appointment	14 May 2020

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

11/3/2002  Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.
Number & class of Securities

Indirect interest in 5,700 American Depository Receipts (ADRs), equivalent to a holding of 5,700 ordinary shares/CUFS. The registered holder is UBS Financial Services Inc. and they are held on account for the joint beneficial owners, Harold and Claudia Wiens.

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Appendix 3X Page 2 11/3/2002